United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Vedanta Limited

(Name of Issuer)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

92242Y100

(CUSIP Number)

Vedanta Resources Limited

Attention: Mr. Deepak Kumar

30 Berkeley Square, 4th Floor,

London, W1J 6EX

United Kingdom

+44 20 7499 5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92242Y100	13D	Page 1 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,689,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,689,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,689,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 2 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,315,346,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,315,346,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,315,346,588
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 62.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 3 of 24 Pages

1	NAMES OF REPORTING PERSONS Twin Star Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,620,820,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,620,820,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,820,572
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 4 of 24 Pages

1	NAMES OF REPORTING PERSONS Volcan Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,689,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,689,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,689,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 5 of 24 Pages

1	NAMES OF REPORTING PERSONS Anil Agarwal Discretionary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,689,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,689,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,689,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.2%
14	TYPE OF REPORTING PERSON OO (private trust)

CUSIP No. 92242Y100	13D	Page 6 of 24 Pages

1	NAMES OF REPORTING PERSONS Conclave PTC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,689,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,689,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,689,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 7 of 24 Pages

1	NAMES OF REPORTING PERSONS Anil Agarwal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,422,689,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,689,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,422,689,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92242Y100	13D	Page 8 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 694,526,016
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 694,526,016

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,526,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 9 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Resources Cyprus Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 694,526,016
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 694,526,016

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,526,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 10 of 24 Pages

1	NAMES OF REPORTING PERSONS Welter Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,241,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,241,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,241,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 11 of 24 Pages

1	NAMES OF REPORTING PERSONS Richter Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,284,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,284,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,284,960
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 12 of 24 Pages

1	NAMES OF REPORTING PERSONS Westglobe Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,343,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,343,139

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,343,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 13 of 24 Pages

1	NAMES OF REPORTING PERSONS Finsider International Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 611,941,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 611,941,821

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,941,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 14 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Holdings Mauritius II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 210,445,341
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 210,445,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,445,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 15 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Holdings Jersey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,342,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,342,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,342,705
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 16 of 24 Pages

1	NAMES OF REPORTING PERSONS Vedanta Holdings Mauritius Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,342,705
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,342,705

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,342,705
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92242Y100	13D	Page 17 of 24 Pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 3, 2014 (as amended to date, the “Statement”), relating to the equity shares, par value Re. 1 per equity share (the “Equity Shares”) of Vedanta Limited (formerly known as Sesa Sterlite Limited), a corporation incorporated under the laws of the Republic of India (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows to add the following Reporting Persons:

Vedanta Holdings Jersey Limited (“Jersey”); and

Vedanta Holdings Mauritius Limited (“Mauritius”)

Vedanta Holdings Jersey Limited is the sole shareholder of Vedanta Holdings Mauritius Limited.

The address of the principal business office of Jersey is: 47 Esplanade, St Helier, JE1 0BD.

The address of the principal business office of Mauritius is: c/o Amicorp (Mauritius) Limited, 6th Floor, Tower 1, NexTeracom Building, Ebene, Mauritius.

Information with respect to the directors and officers of Jersey and Mauritius, including the name, business address, present principal occupation or employment and citizenship of each of their directors and officers is listed on the attached Annex A, which is incorporated herein by reference.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On April 16, 2021, Vedanta, Twin Star Holdings Limited (“Twin Star”), Mauritius and Vedanta Holdings Mauritius II Limited (“Mauritius II” and, together with Vedanta, Twin Star and Mauritius II, the “Acquirer Group”) completed a tender offer to acquire up to 651,000,000 Equity Shares representing 17.51% of the fully diluted voting share capital of the Issuer, at a price per Equity Share of INR 235 (the “Tender Offer”). A total of 374,231,161 Equity Shares (the “Tendered Shares”) were tendered and not validly withdrawn prior to the expiration of the Tender Offer, representing approximately 10.1% of the Equity Shares outstanding as of April 16, 2021 on a fully diluted basis. The total consideration paid by the Acquirer Group for the Tendered Shares was INR 87,944,322,835.

CUSIP No. 92242Y100	13D	Page 18 of 24 Pages

ITEM 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Equity Shares beneficially owned by each of the Reporting Persons, as well as the number of Equity Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 3,717,196,639 Equity Shares outstanding as of April 16, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Anil Agarwal	2,422,689,293	65.2%	0	2,422,689,293	0	2,422,689,293
Conclave PTC Limited (“Conclave”)	2,422,689,293	65.2%	0	2,422,689,293	0	2,422,689,293
Anil Agarwal Discretionary Trust (the “Trust”)	2,422,689,293	65.2%	0	2,422,689,293	0	2,422,689,293
Volcan Investments Limited (“Volcan”)	2,422,689,293	65.2%	0	2,422,689,293	0	2,422,689,293
Vedanta Resources Limited (“Vedanta”)	2,422,689,293	65.2%	0	2,422,689,293	0	2,422,689,293
Vedanta Resources Holdings Limited (“VRHL”)	2,315,346,588	62.3%	0	2,315,346,588	0	2,315,346,588
Twin Star Holdings Limited (“Twin Star”)	1,620,820,572	43.6%	0	1,620,820,572	0	1,620,820,572
Vedanta Resources Finance Limited (“VRFL”)	694,526,016	18.7%	0	694,526,016	0	694,526,016
Vedanta Resources Cyprus Limited (“VRCL”)	694,526,016	18.7%	0	694,526,016	0	694,526,016
Welter Trading Limited (“Welter”)	38,241,056	1.0%	0	38,241,056	0	38,241,056
Richter Holding Limited (“Richter”)	656,284,960	17.7%	0	656,284,960	0	656,284,960
Westglobe Limited (“Westglobe”)	44,343,139	1.2%	0	44,343,139	0	44,343,139
Finsider International Company Limited (“Finsider”)	611,941,821	16.5%	0	611,941,821	0	611,941,821
Vedanta Holdings Mauritius II Limited (“Mauritius II”)	210,445,341	5.7%	0	210,445,341	0	210,445,341
Vedanta Holdings Jersey Limited (“Jersey”)	107,342,705	2.9%	0	107,342,705	0	107,342,705
Vedanta Holdings Mauritius Limited (“Mauritius”)	107,342,705	2.9%	0	107,342,705	0	107,342,705

CUSIP No. 92242Y100	13D	Page 19 of 24 Pages

Vedanta is the beneficial owner of 2,422,689,293 Equity Shares, consisting of:

(i)	1,620,820,572 Equity Shares held by Twin Star;

(ii)	401,496,480 Equity Shares held by Finsider;

(iii)	44,343,139 Equity Shares held by Westglobe;

(iv)	38,241,056 Equity Shares held by Welter;

(v)	210,445,341 Equity Shares held by Mauritius II; and

(vi)	107,342,705 Equity Shares held by Mauritius.

Vedanta is the sole shareholder of VRHL, which is the sole shareholder of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider. Finsider is the sole shareholder of Mauritius II. Vedanta is also the sole shareholder of Jersey, which is the sole shareholder of Mauritius.

Volcan is the sole shareholder of Vedanta, and is wholly owned by the Trust. Conclave is the trustee of the Trust and the sole registered shareholder of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Mr. Agarwal disclaims any such beneficial ownership.

CUSIP No. 92242Y100	13D	Page 20 of 24 Pages

None of the other Related Persons beneficially owns any Equity Shares.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Equity Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Equity Shares.

(d)	None.

(e)	Not Applicable.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 92242Y100	13D	Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 21, 2021

VEDANTA RESOURCES LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Company Secretary

VEDANTA RESOURCES HOLDINGS LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

TWIN STAR HOLDINGS LIMITED

By:	/s/ Sevin Chendriah
Name:	Sevin Chendriah
Title:	Director

VOLCAN INVESTMENTS LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

ANIL AGARWAL DISCRETIONARY TRUST

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director of Trustee

CUSIP No. 92242Y100	13D	Page 22 of 24 Pages

CONCLAVE PTC LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

FINSIDER INTERNATIONAL COMPANY LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

WESTGLOBE LIMITED

By:	/s/ Sevin Chendriah
Name:	Sevin Chendriah
Title:	Director

WELTER TRADING LIMITED

By:	/s/ Alexis Tsielepis
Name:	Alexis Tsielepis
Title:	Director

RICHTER HOLDING LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

VEDANTA RESOURCES CYPRUS LIMITED

By:	/s/ Sanjay Pandit
Name:	Sanjay Pandit
Title:	Director

CUSIP No. 92242Y100	13D	Page 23 of 24 Pages

VEDANTA RESOURCES FINANCE LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

VEDANTA HOLDINGS MAURITIUS II LIMITED

By:	/s/ Shakill Ahmad Toorabally
Name:	Shakill Ahmad Toorabally
Title:	Director

VEDANTA HOLDINGS JERSEY LIMITED

By:	/s/ Stephanie Rose Marriott
Name:	Stephanie Rose Marriott
Title:	Director

VEDANTA HOLDINGS MAURITIUS LIMITED

By:	/s/ Shakill Ahmad Toorabally
Name:	Shakill Ahmad Toorabally
Title:	Director

ANIL AGARWAL

By:	/s/ Anil Agarwal

CUSIP No. 92242Y100	13D	Page 24 of 24 Pages

Annex A

Annex A of the Schedule 13D is hereby amended and supplemented by the following:

Vedanta Holdings Jersey Limited

Name	Present Principal Occupation or Employment	Citizenship
Stephanie Rose Marriott	Director	British
Danny Cole	Director	British

Vedanta Holdings Mauritius Limited

Name	Present Principal Occupation or Employment	Citizenship
Shakill Ahmad Toorabally	Director	Mauritian
Mr. Ashwanee Ramsurrun	Director	Mauritian